

March 21, 2013

Via E-mail
Mr. Michael O. Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re:** **Herbalife Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 1, 2013**
> **File No. 001-32381**

Dear Mr. Johnson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1: The Election of Directors, page 5

Nominees, page 7

1. Please briefly describe the arrangement you entered into with Carl Icahn and related entities for the nomination of Jonathan Christidoro and Keith Cozza. In this regard, we note the disclosure in your Form 8-K filed March 1, 2013. Please see Item 401 of Regulation S-K for guidance.

The Board of Directors, page 11

2012 Director Compensation, page 13

2. We note your disclosure that your directors John Tartol and Pedro Cardoso are also Herbalife distributors and members of your Chairman's Club. You also disclose that they are "active in training other Herbalife distributors all over the world and ha[ve] served on various strategy and planning groups for Herbalife." Please advise us why you have not provided disclosure pursuant to Item 402(k) of Regulation S-K of the compensation they receive in their various capacities and positions with Herbalife. Please also refer to Regulation S-K C&DI 227.01 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director